SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, October 2005

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza submits information regarding the 2005 first semester sales of the chain, filed with the C.N.M.V dated on 27/07/05.

EXHIBIT 2.-Telepizza submits information regarding its 2005 first semester results, filed with the C.N.M.V dated on 27/07/05.

EXHIBIT 3.- Telepizza submits information regarding its 2005 first semester results, filed with the C.N.M.V dated on 01/09/05.

EXHIBIT 4.-Telepizza submits information regarding the General Assembly of Bondholders of the First Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares, filed with the C.N.M.V dated on 28/09/05.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

Checks made through the Databases 0020
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RECEIVED
2005 NOV -1 P 12: 76
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 27/07/05 **Outstanding Fact 19000**

The Company submits a copy of the information regarding the 2005 first semester sales of the chain.

The chain obtains a net benefit of 11.41 million euros

THE SALES OF THE TELEPIZZA CHAIN INCREASED 5.2% REACHING 206.68 MILLION EUROS

The total sales of the Telepizza chain (including own and franchised establishments) increased 5.2% in the six first months of 2005, topping 206.68 million euros.

Furthermore, the sales of the chain in Spain increased by 3% while the sales of the own and franchised establishments in the international area of the company, with operations in Portugal, Poland, Chile and many Central American countries, increased by 15.5%.

The revenue of the company, composed mainly by the sales produced by their own establishments, the industrial activity and royalties, increased by 4% reaching 151.19 million euros, in comparison with the 145.32 million euros obtained in the first semester of 2004.

In the other hand, the *Earnings Before Interest, Tax, Depreciation and Amortization* (EBITDA), decreased 8.4% reaching 24.88 million euros against the 27.15 million euros obtained in the same period of the previous year, due mainly to the descent of the franchised activity.

The Telepizza Group obtained in the first semester of the present exercise a net consolidated benefit of 11.41 million euros, decreasing by 10.6% with respect to the 12.76 million euros obtained in the first semester of 2004.

These results have been obtained in compliance with the regulations of the IAS, under which's principles have also been recalculated the accounts corresponding to the same period of 2004.

In the conclusion of the first semester of 2005, Telepizza counted with 805 establishments, against the 781 with which it had ended in the exercise of 2004.

In Spain, the company includes 232 own stores and 299 franchised establishments, expressing that Telepizza manages 43.7% of its stores in our country.

In the Marketing area, Telepizza has continued with its policies of decentralizing its local marketing politics, with the objective of moving closer to each of its customer, developing strategies adapted to each of the areas in which the company operates.

The firm, as well, and as an important part of these strategies, has continued advancing in the implantation of the CRM tools. These tools are already being used in the own stores of the Group, while in the franchised stores the implantation has been initialized, 58 of which were already using them since the past month of June.

The company continued with its innovation policy, quality which is most appreciated by its clients. Telepizza develops this innovation policy in the context of launchings of products based in ingredients typically present in the Mediterranean diet.

At the end of the first quarter was launched the *Telekebab*, a kind of sandwich of increasing popularity in Spain and particularly in urban areas. This launch summed up to the *masa pan* (bread dough) launch that had been done in the beginning of the present exercise.

In its strategy of looking for new sale channels, Telepizza reinforced its project of sale through the internet. The company concluded at the beginning of the year the incorporation of the own establishments in its store *on-line*, to which franchised establishments are being incorporated, and by which as of today, it is possible to acquire Telepizza's products by the internet in 298 stores in Spain, that are in charged of attending the received orders by this new route.

Telepizza continues developing its sale channel *Telepizza Roomservice.* Agreements have been achieved with a total of 350 hotels in which their clients can enjoy this new service by which they have a menu of Telepizza products that they receive directly in their room.

Madrid, 27 of July 2005

Checks made through the Databases 0020
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Outstanding facts and other information

TELE PIZZA, S.A.

Date: 27/07/05 **Outstanding Fact 19002**

The Company submits a copy of the information regarding its 2005 first semester results.

telepizza®



First Half 2005 Results

July 2005

Introduction

- The consolidated financial information presented in this document has been prepared on the basis of the International Financial Reporting Standards (IFRSs) as of to date.
- Any changes that may be introduced may have an impact on certain decisions or interpretations currently adopted for Telepizza Group for the preparation of the information contained in this document.
- The financial information contained in this document has not been audited

telepizza®

Main data

❖ Telepizza continues developing the action plans of the First Quarter 2005

	First Half 2005
Total income	151.19
EBITDA	24.88
NET RESULT	11.41

Figures in million euros

telepizza®

Chain sales

	First Half 2005	First Half 2004	Δ %
Spain	**164.53**	**159.78**	**3.0%**
Portugal	18.74	17.87	4.9%
Poland *	12.20	10.81	12.8%
Chile **	7.85	5.63	39.5%
Czeck Republic	0.06	0.00	--
Central Amercia	3.31	2.33	41.7%
International	**42.15**	**36.64**	**15.1%**
TOTAL SALES	**206.68**	**196.42**	**5.2%**

*Poland: Growth in local currency: -1.4%

** Chile: Growth in local currency: 39.2%

Figures in million euros

telepizza®

Profit and Loss Account

	First Half 2005	%	First Half 2004	%	Δ %
TURNOVER	142.01	100.0%	137.48	100.0%	3.3%
OTHER INCOME	9.19	6.5%	7.84	5.7%	17.1%
TOTAL INCOME	**151.19**	**106.5%**	**145.32**	**105.7%**	**4.0%**
COST OF GOODS SOLD	-41.32	-29.1%	-37.68	-27.4%	9.7%
GROSS MARGIN	**109.88**	**77.4%**	**107.65**	**78.3%**	**2.1%**
PERSONNEL COST	-47.96	-33.8%	-45.87	-33.4%	4.6%
OTHER EXPENSES	-37.04	-26.1%	-34.63	-25.2%	7.0%
EBITDA	**24.88**	**17.5%**	**27.15**	**19.8%**	**-8.4%**

Figures in million euros

telepizza®

EBITDA


30.00
25.00
20.00
15.00
10.00
5.00
0.00
27.15
24.88
First Half 2004
First Half 2005

Figures in million euros

telepizza®

Profit and Loss Account

	First Half 2005	%	First Half 2004	%	Δ %
EBITDA	**24.88**	**17.5%**	**27.15**	**19.8%**	**-8.4%**
DEPRECIATION AND AMORTIZATION	-8.19	-5.8%	-8.24	-6.0%	-0.6%
EBIT	**16.69**	**11.8%**	**18.91**	**13.8%**	**-11.8%**
NET RESULT FROM IMPAIRMENT TEST OF ASSETS	0.00	0.0%	0.00	0.0%	—
FINANCIAL RESULT	-0.13	-0.1%	-0.32	-0.2%	-58.3%
SHARE IN RESULTS OF COMPANIES UNDER THE EQUITY METHOD	0.00	0.0%	0.00	0.0%	—
RESULTS BEFORE TAX ON CONTINUED OPERATIONS	**16.55**	**11.7%**	**18.59**	**13.5%**	**-11.0%**
INCOME TAX	-4.93	-3.5%	-5.49	-4.0%	-10.1%
NET RESULTS ON CONTINUED OPERATIONS	**11.62**	**8.2%**	**13.11**	**9.5%**	**-11.3%**
POST-TAX RESULTS ON DISCONTINUED OPERATIONS	**-0.22**	**-0.2%**	**-0.31**	**-0.2%**	**---**
RESULT FOR THE YEAR	**11.41**	**8.0%**	**12.80**	**9.3%**	**-10.9%**
RESULTS ATTRIBUTABLE TO MINORITY INTEREST	**0.00**	**0.0%**	**0.05**	**0.0%**	**---**
RESULTS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	**11.41**	**8.0%**	**12.76**	**9.3%**	**-10.6%**

Figures in million euros

telepizza®

Stores

	Jun-2005	Dec-2004
SPAIN	**531**	**530**
INTERNATIONAL	**274**	**251**
Portugal	70	67
Poland	98	93
Chile	48	38
Czech Republic	1	1
Central America *	57	52
TOTAL	**805**	**781**

* Telepizza corners in Pollo Campero Stores

telepizza®

Stores

	Jun-2005		Dec-2004	
SPAIN	**531**		**530**	
Owned Stores	232	43.7%	229	43.2%
Franchised Stores	299	56.3%	301	56.8%
INTERNATIONAL	**274**		**251**	
Owned Stores	147	53.6%	135	53.8%
Franchised Stores	127	46.4%	116	46.2%
TOTAL	**805**		**781**	
Owned Stores	379	47.1%	364	46.6%
Franchised Stores	426	52.9%	417	53.4%

telepizza®

Main figures under Spanish GAAP

	1H 2005	1H 2004
TOTAL INCOME	150.63	144.64
EBITDA	25.23	28.31
NET PROFIT	9.07	11.33

Figures in million euros

Checks made through the Databases0020
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 01/09/05 **Outstanding Fact 60642**

The company submits information about the results of the first semester of 2005.

INFORMATION REGARDING:

SEMESTER: First Semester **YEAR:** 2005

I. INFORMATION REGARDING THE ISSUER

Corporate name:
Tele Pizza, S.A.

Registered offices:	**Fiscal ID No.**
C/ Isla Graciosa nº 7 28700 San Sebastián de los Reyes	A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:	**Signature:**
D. Fernando Zapater Marqués *Chief Executive Manager*	

CONTENTS OF THE SEMESTER REPORT
(insert X to mean it is included)

			Individual	Consolidated
I.	**Information regarding the issuer**	**0010**	X	
II.	**Changes in the Consolidated Group**	**0020**		X
III.	**Bases for the presentation and evaluation rules**	**0030**	X	X
IV.	**Balance Sheet (*)**	**0040**	X	X
V.	**Profit and Loss Account (*)**	**0050**	X	X
VI.	**Comparative Consolidated Balance Sheet**	**0060**		X
VII.	**Distribution of the Net Turnover per Business**	**0070**	X	X
VIII.	**Number of Employees**	**0080**	X	X
IX.	**Business Development**	**0090**	X	X
X.	**Issue, refund or cancellation of loans**	**0100**		
XI.	**Distributed Dividends**	**0110**	X	
XII.	**Significant Facts**	**0120**	X	X
XIII.	**Explanatory Annex for Significant Facts**	**0130**	X	X
XIV.	**Operations with linked sides**	**0140**	X	X
XV.	**Special Auditors' Report**	**0150**		

(*) Regarding the consolidated information, the balance sheet and income statement will be exclusively be filled up according to the prevailing legislation.

II. CHANGES IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (1)

The company C&T of Iberoamérica, S.A. of C.V. goes out of the consolidation perimeter because of its sale in December of 2004.

The company Todopizza, S.A. of C.V. goes out of the consolidation perimeter because of its sale in December 2004.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it. When in agreement with the applicable norm,

The financial information that refers to Telepizza, S.A. has been elaborated in compliance with the Spanish chart of accounts and it is applied in a uniform way with the previous exercise.

The accounting-financial information contained in this public, periodic information has been elaborated, in what refers to the consolidated data, in agreement with the International Accounting Standards (IAS) in force. This is applied both for the semestral advance of results of the present exercise as for the comparative with the same period of the previous exercise. In consequence, it difers from the one used in the last audited consolidated anual accounts that were elaborated in agreement with the national acounting norm than in force.

With date May 11th 2005, the company sent a presentation about the adaption to the International Accounting Standards (comunication in the CNMV #18462), in which are included the criterias adopted by the Group in relation with the permited alternatives by the regulations in force, in which are detailed the pricipal adjustments done in the conversion of the financial states of the Group to IAS, and is included the conciliation of the net result, of the EBITDA, and of the net Estate between the IAS and the Spanish Accounting Norms.

IV. BALANCE SHEET FOR THE INDIVIDUAL COMPANY

Unit: thousands of Euros

ASSETS		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	0200		
I. Start-up expenses	0210	732	1.282
II. Intangible Assets	0220	**17.643**	**17.147**
II.1 Assets under capital leases	0221	1.119	3.009
II.2 Other Intangible Assets	0222	16.524	14.138
III. Tangible Assets	0230	51.780	49.411
IV. Financial Assets	0240	94.437	93.058
V. Long-term Own Shares	0250		
VI. Long-term Trade Debtors	0255	904	1.361
B) FIXED ASSETS (2)	0260	**165.496**	**162.259**
C) DEFERRED EXPENSES (3)	0280	4.630	1.626
I. Shareholders' short term debt	0290		
II. Stocks	0300	1.401	1.229
III. Debtors	0310	23.657	21.443
IV. Short-term Financial Investments	0320	13.288	43.073
V. Short-term Own shares	0330		
VI. Cash and banks	0340	809	688
VII Prepayments and accrued expenses	0350	2.225	786
D) CURRENT ASSETS	0360	**41.380**	**67.219**
TOTAL ASSETS (A+B+C+D)	0370	**211.506**	**231.104**

LIABILITIES		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Subscribed Capital	0500	6.708	6.708
II. Reserves	0510	44.671	69.448
III. Result from previous financial years	0520		-33.013
IV. Results for the year	0530	2.509	6.579
V. Dividend Prepayments made during the financial year	0550		
A) CAPITAL AND RESERVES	0560	**53.888**	**49.722**
B) DEFERRED INCOME (4)	0590	3.454	3.830
C) PROVISIONS FOR RISKS AND LIABILITIES	0600	4.272	6.171
I. Issue of debentures and other negotiable securities	0610	58.526	58.526
II. Amounts owed to Credit Entities	0615		21.884
III. Amounts owed to Associated and Affiliated Companies	0620		
IV. Long-term Trade Creditors	0625		5.071
V. Other Long-term Debts	0630	6.329	1.825
D) LONG-TERM LIABILITIES	0640	**64.855**	**87.306**
I. Issue of debentures and other negotiable securities	0650	333	319
II. Amounts owed to Credit Entities	0655	12.543	11.470
III. Amounts owed to Associated and Affiliated Companies	0660	46.899	47.394
IV. Trade Creditors	0665	20.159	20.833
V. Other Short-term Debts	0670	4.703	3.059
VI. Accruals and deferred income	0680	400	1.000
E) SHORT-TERM LIABILITIES (5)	0690	**85.037**	**84.075**
F) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**211.506**	**231.104**

V. INDIVIDUAL RESULTS OF THE COMPANY

Unit: thousands of Euros

		CURRENT F. YEAR		LAST F. YEAR	
		Amount	%	Amount	%
+ Net turnover amount (6)	0800	94.775	100,00%	94.129	100,00%
+ Other Income (7)	0810	8.761	9,24%	7.165	7,61%
+/- Variations in the inventories of finished products and products in progress	0820		0,00%		0,00%
= TOTAL VALUE OF PRODUCTION	0830	**103.536**	109,24%	**101.294**	107,61%
- Net Purchases	0840	-39.391	-41,56%	-38.725	-41,14%
+/- Variations in the inventories of goods for resale, raw materials and other consumables	0850	-30	-0,03%	-149	-0,16%
- External and Working Expenses (8)	0860	-21.281	-22,45%	-19.703	-20,93%
= ADJUSTED VALUE ADDED	0870	**42.834**	45,20%	**42.717**	45,38%
+/- Other Expenses and Incomes (9)	0880		0,00%		0,00%
- Personnel Cost	0890	-31.478	-33,21%	-29.090	-30,90%
= GROSS OPERATING RESULTS	0900	**11.356**	11,98%	**13.627**	14,48%
- Depreciation and Amortization	0910	-5.366	-5,66%	-5.274	-5,60%
- Transfer for the Reversion Fund	0915		0,00%		0,00%
+/- Variations in the Current Assets Provisions (10)	0920		0,00%		0,00%
= NET OPERANTING RESULTS	0930	**5.990**	6,32%	**8.353**	8,87%
+ Financial Income	0940	170	0,18%	2.204	2,34%
- Financial Expenses	0950	-2.252	-2,38%	-2.311	-2,46%
+ Capitalized Exchange Interests and Differences	0960		0,00%		0,00%
+/- Variations in the Current Assets Provisions (11)	0970		0,00%		0,00%
= RESULTS FROM ORDINARY ACTIVITIES	1020	**3.908**	4,12%	**8.246**	8,76%
+/- Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (12)	1021	-136	-0,14%	952	1,01%
+/- Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (13)	1023	50	0,05%	-169	-0,18%
+/- Results from Transactions with Own Shares and Debentures (14)	1025		0,00%		0,00%
+/- Results from Previous Years (15)	1026	-32	-0,03%	-14	-0,01%
+/- Other Extraordinary Results (16)	1030	48	0,05%	-429	-0,46%
= RESULTS BEFORE TAXES	1040	**3.838**	4,05%	**8.586**	9,12%
+/- Corporate Tax and Others	1042	-1.329	-1,40%	-2.007	-2,13%
= RESULTS FOR THE YEAR	1044	**2.509**	2,65%	**6.579**	6,99%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP
(INTERNATIONAL ACCOUNTING STANDARDS ADOPTED)

			CURRENT YEAR	LAST YEAR
I.	Tangible assets	4000	93.173	93.479
II.	Real-estate investment	4010	0	
III.	Goodwill	4020	38.513	32.764
IV.	Other intangible assets	4030	2.915	3.795
V.	Non current financial assets	4040	4.703	0
VI.	Investments under participation method	4050	0	1.750
VII.	Biologic assets	4060	0	0
VIII.	Deferred tax assets	4070	30.137	33.463
IX.	Other non current assets	4080	3.746	4.703
A)	NON CURRENT ASSETS	4090	173.187	169.954
I.	Biologic assets	4100	0	0
II.	Stock	4110	8.719	9.065
III.	Trade debtors and other receivables	4120	20.411	17.927
IV.	Other current financial assets	4140	6.998	21.018
V.	Income tax assets	4150	189	1.199
VI.	Other current assets	4160	2.860	1.098
VII.	Cash and cash equivalents	4170	7.502	6.447
	Subtotal current assets	4180	46.679	56.754
VIII.	Non current assets classified as held for sale or discontinued operations	4190	2.108	6.956
B)	CURRENT ASSETS	4195	48.787	63.710
	TOTAL ASSETS (A+B)	4200	221.974	233.664

	LIABILITIES AND EQUITY		CURRENT YEAR	LAST YEAR
I.	Issued Capital	4210	6.708	6.708
II.	Reserves	4220	11.369	11.369
III.	Retained earnings	4230	67.010	53.477
IV.	Financial equity instruments	4235	49.924	49.960
V.	Minus: own securities	4240		-8.862
VI.	Echange differences	4250	1.495	
VII.	Other valuation adjustments	4260		
VIII.	Revaluation reserve of non current assets classified as held for sale or discontinued operations	4265		
IX.	Interim Dividends	4270		
	LIABILITIES ALLOCATED TO HOLDERS OF EQUITY INSTRUMENTS OF THE PARENT COMPANY	4280	136.506	112.652
X.	Minority Interests	4290	3	1.562
A)	EQUITY	4300	136.509	114.214
I.	Convertible or exchangeable Bonds	4310	5.519	6.003
II.	Amounts owed to credit institutions	4320	1.739	24.157
III	Other financial liabilities	4330	0	0
IV.	Deferred Tax liabilities	4340	1.015	810
V.	Provisions	4350	3.423	5.071
VI.	Other non current liabilities	4360	11.182	11.744
B)	Non Current Liabilities	4370	22.878	47.785
I.	Convertible or exchangeable Bonds	4380	924	1.649
II.	Amounts owed to credit institutions	4390	12.687	22.617
III.	Trade creditors and other accounts payable	4400	43.380	39.359
IV.	Other financial liabilities	4410	0	0
V.	Provisions	4420	0	1.181
VI.	Income tax liabilities	4430	2.948	1.915
VII.	Other current liabilities	4440	1.780	1.258
	Subtotal current liabilties	4450	61.719	67.979
VIII.	operations	4465	868	3.686
C)	CURRENT LIABILITIES	4470	62.587	71.665
	TOTAL LIABILITIES AND EQUITY (A+B+C)	4480	221.974	233.664

V. RESULTS OF THE CONSOLIDATED GROUP (IFRS)

Unit: thousands of Euros

			CURRENT F. YEAR		LAST F. YEAR	
			Amount	%	Amount	%
+	Net turnover amount	4500	142.005	100,00%	137.478	100,00%
+	Other Income	4510	9.189	6,47%	7.845	5,71%
+/-	Variations in the inventories of finished products and products in progress	4520		0,00%		0,00%
-	Supplies	4530	-41.316	-29,09%	-37.677	-27,41%
-	Personnel Cost	4540	-47.957	-33,77%	-45.866	-33,36%
-	Depreciation and Amortization	4550	-8.194	-5,77%	-8.243	-6,00%
-	Other expenses	4560	-37.040	-26,08%	-34.627	-25,19%
=	**OPERATING RESULTS**	4570	**16.687**	11,75%	**18.910**	13,75%
+	Financial Income	4580	985	0,69%	1.312	0,95%
-	Financial Expenses	4590	-843	-0,59%	-1.630	-1,19%
+/-	Net Exchange Differences	4600	-275	-0,19%		0,00%
+/-	Net results from impairment test of financial instruments	4610		0,00%		0,00%
+/-	Net results from impairment test of non financial instruments	4620		0,00%		0,00%
+/-	Net result from impairment test of assets	4630		0,00%		0,00%
+/-		4640		0,00%		0,00%
+/-		4650		0,00%		0,00%
+/-	Other net profits or losses	4660		0,00%		0,00%
=	**RESULTS BEFORE TAX ON CONTINUED OPERATIONS**	4680	**16.554**	11,66%	**18.592**	13,52%
+/-	Income tax	4690	-4.931	-3,47%	-5.485	-3,99%
=	**RESULTS ON CONTINUED OPERATIONS**	4700	**11.623**	8,18%	**13.107**	9,53%
+/-	Post-tax net result on discontinued operations (23)	4710	-217	-0,15%	-306	-0,22%
=	**RESULTS FOR THE YEAR**	4720	**11.406**	8,03%	**12.801**	9,31%
+/-	Minority interests	4730		0,00%	-45	-0,03%
=	**RESULTS ALLOCATED TO THE PARENT COMPANY**	4740	**11.406**	8,03%	**12.756**	9,28%

VII. DISTRIBUTION OF THE NET TURNOVER AMOUNT PER BUSINESS

BUSINESS		INDIVIDUAL		CONSOLIDATED	
		Current year	Last year	Current year	Last year
	2100	28.049	28.840	28.098	28.112
	2105	60.946	56.231	105.856	98.769
	2110	5.780	9.058	8.051	10.597
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Works Performed pending Certification (*)	2145				
Total I. N. C. N	**2150**	**94.775**	**94.129**	**142.005**	**137.478**
Internal Market	2160	94.422	93.453	109.341	108.536
Exports: European Union	2170	299	483	25.166	17.209
OECD Countries	2173		126		6.361
Other Countries	2175	54	67	7.498	5.372

(*) To be filled in only by Building Companies

VIII. AVERAGE NUMBER OF EMPLOYEES DURING THIS CURRENT PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current year	Last year	Current year	Last year
TOTAL NUMBER OF EMPLOYEES	3000	3.001	3.038	6.633	6.771

VI. COMPARATIVE BALANCE SHEET OF THE CONSOLIDATED GROUP BETWEEN LOCAL GAAP IN FORCE AND IFRS ADOPTED

Unit: thousands of euros

ASSETS			Opening of 2005 financial year (IFRS)	Closing of 2004 financial year (Local GAAP)
I.	Start-up expenses	5000		1.333
II.	Intangible Assets	5010	94.006	89.981
III.	Real state investment	5020		
IV.	Goodwill	5030	37.579	35.477
V.	Other intangible Assets	5040	3.606	7.756
VI.	Non Current Financial Assets	5050	3.433	2.908
VII.	Long-term Parent Company Shares	5060		
VIII.	Other non current Assets	5070	34.634	25.967
A)	**CONSOLIDATED GOODWILL**	5080	**173.258**	**163.422**
B)	**DEFERRED EXPENSES**	5090		5.716
I.	Stocks	5100	10.292	10.284
II.	Trade debtors and other receivables	5110	21.985	30.418
III.	Other current financial Assets	5120	9.294	9.294
IV.	Short-term Parent Company shares	5130		
V.	Other current Assets	5140	2.535	2.288
VI.	Cash and cash equivalents	5150	7.649	7.386
	Subtotal	5160	**51.755**	**59.670**
VII.	Non current assets clasified as held for sale or discontinued operations	5170	2.359	
C)	**CURRENT ASSETS**	5175	**54.114**	**59.670**
TOTAL ASSETS (A + B + C)		5180	**227.372**	**228.808**

LIABILITIES AND EQUITIES			APERTURA DEL EJERCICIO 2005	CIERRE DEL EJERCICIO 2004
I.	Capital	5190	6.708	6.708
II.	Retained Earnings in Consolidated Companies	5200	75.843	53.802
That: adjustment on reserves because of the transition to IFRS (*)		5210	-835	
III.	Other equities instruments	5215	49.924	
IV.	Minus: Treasure stock	5220		
V.	Valuation Adjustments	5230		
VI.	Results for the year	5240		19.299
VII.	Minus: Interim dividend	5250	-4.472	-4.472
A)	**EQUTY UNDER LOCAL GAAP/ EQUITY ATTRIBUTED TO HOLDERS OF EQUITY INSRUMENTS OF THE PARENT COMPANY**	5260	**128.003**	**75.337**
B)	**MINORITY INTERESTS**	5270	5	4
TOTAL EQUITY UNDER IFRS (A + B)		5280	**-4.472**	
C)	**NEGATIVE CONSOLIDATION DIFFERENCES**	5290		
D)	**DEFERRED INCOME**	5300		5.198
I.	Issue of debentures and other negotiable securities	5310	5.519	58.526
II.	Amounts owed to Credit Entities	5320	1.739	1.739
III.	Provisions	5330	3.530	6.329
IV.	Other non current liabilities	5340	12.072	6.384
E)	**LONG TERM NON CURRENT LIABILITIES**	5350	**22.860**	**72.978**
I.	Issue of debentures and other negotiable securities	5360	1.718	352
II.	Amounts owed to Credit Entities	5370	22.605	22.676
III.	Accounts payable and other payables	5380	48.592	35.773
IV.	Provisions	5390		2.047
V.	Other current liabilities	5400	2.153	14.443
	Subtotal	5410	**75.068**	**75.291**
VII.	Liabilities directly associated with uncommon assets clasified as held for sale or discontinued operations	5420	1.436	
F)	**SHORT TERM CURRENT LIABILITIES**	5425	**76.504**	**75.291**
TOTAL LIABILITIES AND EQUITY (A + B + C + D + E + F)		5430	**227.372**	**228.808**

(*) Informative sentence: the amounts do not have to be computed arithmetically to obtain the number of the Equity under IFRS

IX . BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and disinvestment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter. Additionally, those entities that send balance sheet and income statement of the consolidated group in agreement with the IAS adopted, will have to offer detailed information about those operations with a significant impact in their financial position, in their results or in the net estate of the entity or its group as consequence of the deterioration of assets or their reversion, of the valuation of assets and liabilities to reasonable value, including the derivative instruments and operations of accounting coverage, of currency change differences, of provisions, of business combinations, of activities classified as "interrupted", or of any other operation with significant effect, as well as a description of the material variations of the rubric "uncommon assets classified as maintained for their sale and of interrupted activities", and related liabilities, of significant variations in the assumed risk and operations begun

The total sales of the Telepizza chain (including own and franchised establishments) increased 5.2% in the six first months of 2005, topping 206.68 million euros.

Furthermore, the sales of the chain in Spain increased by 3% while the sales of the own and franchised establishments in the international area of the company, with operations in Portugal, Poland, Chile and many Central American countries, increased by 15.5%.

The revenue of the company, composed mainly by the sales produced by their own establishments, the industrial activity and royalties, increased by 4% reaching 151.19 million euros, in comparison with the 145.32 million euros obtained in the first semester of 2004.

In the other hand, the *Earnings Before Interest, Tax, Depreciation and Amortization* (EBITDA), decreased 8.4% reaching 24.88 million euros against the 27.15 million euros obtained in the same period of the previous year, due mainly to the descent of the franchised activity.

The Telepizza Group obtained in the first semester of the present exercise a net consolidated benefit of 11.41 million euros, decreasing by 10.6% with respect to the 12.76 million euros obtained in the first semester of 2004.

These results have been obtained in compliance with the regulations of the IAS, under which's principles have also been recalculated the accounts corresponding to the same period of 2004.

In the conclusion of the first semester of 2005, Telepizza counted with 805 establishments, against the 781 with which it had ended in the exercise of 2004.

In Spain, the company includes 232 own stores and 299 franchised establishments, expressing that Telepizza manages 43.7% of its stores in our country.

In the Marketing area, Telepizza has continued with its policies of decentralizing its local marketing politics, with the objective of moving closer to each of its customer, developing strategies adapted to each of the areas in which the company operates.

The firm, as well, and as an important part of these strategies, has continued advancing in the implantation of the CRM tools. These tools are already being used in the own stores of the Group, while in the franchised stores the implantation has been initialized, 58 of which were already using them since the past month of June.

The company continued with its innovation policy, quality which is most appreciated by its clients. Telepizza develops this innovation policy in the context of launchings of products based in ingredients typically present in the Mediterranean diet.

At the end of the first quarter was launched the *Telekebab*, a kind of sandwich of increasing popularity in Spain and particularly in urban areas. This launch summed up to the *masa pan* (bread dough) launch that had been done in the beginning of the present exercise.

In its strategy of looking for new sale channels, Telepizza reinforced its project of sale through the internet. The company concluded at the beginning of the year the incorporation of the own establishments in its store *on-line*, to which franchised establishments are being incorporated, and by which as of today, it is possible to acquire Telepizza's products by the internet in 298 stores in Spain, that are in charged of attending the received orders by this new route.

Telepizza continues developing its sale channel *Telepizza Roomservice*. Agreements have been achieved with a total of 350 hotels in which their clients can enjoy this new service by which they have a menu of Telepizza products that they receive directly in their room.

Additional clarificatins:

The sales of the chain include the sales of the own and publicly franchised establishments. This concept difers from the figure from the net import of the business turnover because the former includes: the sales of the own establishments to the public, the sales from the factory to the franchised, and other incomes from franchised stores.

The variation in the rubric "uncommon assets classified as maintained for their sale and of interrupted activities" and related liabilities is due mainly to the sale of the companies C&T of Iberoamérca, S.A. of C.V. and Todopizza S.A. of C.V. en December 2004.

As a consequence of the valuation as reasonable value of the call option, the Group has registered in the first semester of 2005 a financial income of 663 million euros.

X.1.) ISSUES, REFUNDS, OR CANCELLATIONS OF BOND ISSUANCES

(In this point will be included individualized information about each issue, refund, or cancellation of bond issuances carried out since the beginning of the economic exercise by the entity obliged to present the public periodic information or, if needed, by any entity that forms part of the perimeter of consolidation, indicating for each issue, refund, or cancellation the information detailed in the adjacent tables. The mentioned information will have to be provided in a separate manner distinguishing between other issues, refunds, or cancellations that, in relation with the issue or placing of the securities, have required of the register of an informative brochure in a Competent Authority (24) of a country member of the European Union and those that have not required of one. In the case of issues, refunds, or cancellations done by associate entities or any other entity different from the parent company, dependent or multigroup, the mentioned information will only be included if the issue or cancellation should be guaranteed, completely or partially, by the parent company, or by any dependent or multigroup entity. The issues or placings of securities done in the monetary market (25) will be able to be aggregated (26) by type of operation, the same as the issues carried out by one same entity, in one same country o operation, the same as the issues carried out by one same entity, in one same country only if they hold similar characteristics. In the case that the issue, refund, or cancellation should be instrumented by a "special comitment entity" (28), this circumstance must be clearly stated.

Issue, refund, or cancellation of bond issuances that include an issue or placing that required of the register of a brochure in a Competent Authority of the European Union.

Issuing Entity	Relation (29)	Country of residential domicile	Characteristics of the issue, refund, or cancellation of bond issuances									
			Operation (27)	ISIN Code	Type of Value	Date of issue, refund, or canc.	Live Balance	Interest Rate	Due date and modes of amort.	Market/s where its listed	Credit Rating	Given Guarantees (31)

Issue, refund, or cancellation of bond issuances that include an issue or placing that did not require of the register of a brochure in a Competent Authority of the European Union.

Issuing Entity	Relation (29)	Country of residential domicile	Characteristics of the issue, refund, or cancellation of bond issuances									
			Operation (27)	ISIN Code	Type of Value	Date of issue, refund, or canc.	Live Balance	Interest Rate	Due date and modes of amort.	Market/s where its listed	Credit Rating	Given Guarantees (31)

X.2.) OTHERS'S ISSUES GUARANTEED BY THE GROUP

(In this point will be included individualized information about each issue, refund, or cancellation of bond issuances carried out since the beginning of the economic exercise by the entity obliged to present the public periodic information or, if needed, by any entity that forms part of the perimeter of consolidation, about issues or placings that are not included in the point X.1.) above, indicating in each of them the information detailed in the adjacent table. In the case that the guarantee has been given by an associate entity or any other entity included in the perimeter of consolidation different from the parent company, dependent or multigroup, the mentioned information will only be included if the exercise of the guarantee could affect the material form (32) of the consolidated financial statements. The issues or placings of securities carried out in the monetary market (25) will be able to be aggregated (26) by type of operation (27), the same as the issues carried out by one same entity, inside one same country, if they have similar characteristics. In the case that the issue, refund, or cancellation should be instrumented by a "special comitment entity" (28), this circumstance must be clearly stated.

Issuing Entity	Relation (29)	Country of residential domicile	Characteristics of the issue, refund, or cancellation of bond issuances									
			Operation (27)	ISIN Code	Type of Value	Date of issue, refund, or canc.	Live Balance	Interest Rate	Due date and modes of amort.	Market/s where its listed	Credit Rating	Given Guarantees (31)

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
Common Stock	3100	66,70	0,02	4.472
Preferred Stock	3110			
Redeemable Stock	3115			
Shares with no voting rights	3120			

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

Annex in the next page

XII. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220	X	
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250		X
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330		X
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

Additional information about the distribution of dividend (paid on account, extra, etc)

The brokendown dividend in the adjacent information has been distributed on March 14th 2005, with charge to the results of 2004.

XIII. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

The 19th of January 2005, the company communicates the buying of 49% of the company *Telepizza Insular,* summing up to hold 99,99% of the corporate capital. The mentioned order produces effects from December 31st 2004.

The 1st of March 2005, the Company sends information about the results of the second semester of 2004.

The 2nd of March 2005, the Company sends the agreements adopted by the Board of Directors in its session of March 1st, that include:

Statement of the accounts relative to the exercise of 2004.

Agreement about the distribution between the shareholders of a gross amount of 0,02 euros per share, charged to the 2004 dividends that will be payable in March 14th 2005.

The 4th of March 2005, the Company communicates all the data about the dividend distribution communicated the 2nd of March.

The 30th of March 2005, the Company communicates the notice of meeting of the Ordinary Shareholders General Assembly with the relevant order of the day.

The 1st of April 2005, the Company communicates the propositions of agreements that correspond to the points of the Order of the Day.

The 13th of April 2005, the Company communicates that the 21st of April 2005 will be given out the second payment of interests regarding the 1st Issue of Convertible and/or Exchangeable Bonds with a gross amount of 0,20496000 euros per bond.

The 15th of April 2005, the Company sends the Anual Report of Corporative Government of the 2004 exercise.

The 19th of April 2005, the Company sends information about the interest rate that will be applied to the third period of semestral interest of the 1st Issue of Conertible and/or Exchangeable Bonds into Telepizza S.A. Shares that will be 12,913%.

The 27th of April 2005, the Company communicated the agreements adopted in the Shareholders General Assembly that took place the 27th of April 2005.

The 11th of May 2005, the Company sends the presentation about the effect in the financial statements of the adaption to the International Accountin Standards (IAS).

The 11th of May 2005, the Company sends a presentation about the the effect in the financial statements of the adaption to International Accounting Standards (IAS).

The 16th of May 2005, the Company sends information about the results of the first quarter of 2005.

The 27th of July 2005, the Company sends information about the sales of the chain in the first semester of the year.

The 27th of July 2005, the Company sends information about the results of the first semester of 2005.

XIV. OPERATIONS WITH LINKED SIDES [34]

The information to include in this section, will be in order with the Order EHA/3050/2004, of 15 of September, of the information of the linked operations[35] that must provide the borrowing companies of values admitted to negotiation in official secondary markets, considering the established instructions for the completion o the semester report.

1. OPERATIONS BETWEEN THE COMPANY AND THE SIGNIFICANT SHAREHOLDERS IN THE COMPANY [36]

Code (37)	Description of the operation [37]	A/I (37)	Ac/An (37)	Amount (thousands of euros)	Results (thousands of euros)	ST/LT (41)	Linked Side (42)

Other aspects [43]:

2. OPERATIONS BETWEEN THE COMPANY AND THE ADMINISTRATORS OR EXECUTIVES OF THE COMPANY [36]

Code (37)	Description of the operation [37]	A/I (37)	Ac/An (37)	Amount (thousands of euros)	Results (thousands of euros)	ST/LT (41)	Linked Side (42)
26	Remunerations	Aggregated Information	Actual	1.870	0	S/T	

Other aspects [43]:

3. OPERATIONS BETWEEN PEOPLE, COMPANIES OR ORGANISATIONS IN ITS GROUP [36]

Code (37)	Description of the operation [37]	A/I (37)	Ac/An (37)	Amount (thousands of euros)	Results (thousands of euros)	ST/LT (41)	Linked Side (42)

Other aspects [43]:

4. OPERATIONS WITH OTHER LINKED SIDES [36]

Code (37)	Description of the operation [37]	A/I (37)	Ac/An (37)	Amount (thousands of euros)	Results (thousands of euros)	ST/LT (41)	Linked Side (42)
001	Purchases of goods (finished or not)	Aggregated Information	Actual	435	0	S/T	Campofrío
002	Sales of goods (finished or not)	Aggregated Information	Actual	408	0	S/T	Campofrío

Other aspects [43]:

001-002 Sales and purchases of raw materials at market prices carried out between *Campofrío* and *Grupo Telepizza*. These operations are part of the ordinary commerce of both companies. Related part; Mr. Pedro Ballvé (President of *Campofrío Alimentación* and *Telepizza, S.A.*

XV. SPECIAL AUDITORS' REPORT

(This part shall only be filled in with information regarding the first Semester of the fiscal year following the last closed and audited one, and shall be applicable to those issuing companies which, in compliance with the provisions of subparagraph 13 of the Ministerial Order dated 18th January 1991, are liable to submit a special report by its auditors, when the auditors' report regarding the immediately preceding annual accounts has denied the opinion or contains a negative or qualified opinion. The same shall mention that the said special auditors' report is included as an annex to the semester information, and shall include a copy of the information or declarations given or made by the Managers of the Company about the updated position of the qualifications mentioned by the auditor in its report of the annual accounts of the previous year and that, in compliance with the applicable Technical Auditing Accounts, would have been useful for the preparation of the mentioned special report).

Note: If you need further space for the requested information, other sheets can be included

Checks made through the Databases 0020
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 28/09/05 **Outstanding Fact 61138**

The company informs that the 15th October 2005 will be held the General Assembly of Bondholders of the First Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares.

STOCK EXCHANGE COMISSION
P° CASTELLANA, N° 19
28046-MADRID

ATT. MR. ANTONIO MAS SIRVENT
(BOARD OF MARKET SUPERVISION)
FAX NUMBER: 91/585.16.62

TO BE INCLUDED IN THE SECTION OF RELEVANT ISSUES

Madrid, 28 of September 2005.

Dear Sirs:

In compliance with what is stated in article 82 of the Law 24/1,988 of 28 of July of the Stock Market, by means of the present the following Relevant Issue will be communicated for its inclusion in the public registers of that Commission:

The Bondholders' Trustee of the Syndicate of the 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares has informed Telepizza S.A. about the notice of meeting of the Bondholders' Syndicate Assembly.

The order of the day of the notice of meeting contemplates in its first point the proposition to modify the conditions of issue to be submitted to the consideration of Telepizza S.A. consisting of the inclusion of a new period of conversion and/or exchange of the Bonds in between the first and last business day of the month of December 2005.

To the present communication is attached the text of the notice of meeting that will be published tomorrow in the *Boletín Oficial del Registro Mercantil* (Official Buletin of the Trade Register) and in the newspaper *Cinco Días,* as well as the complete text of the proposition of the agreement to be submitted to the Assembly in relation with the first point of the order of the day.

We will remain under your disposition for any further clarifications that you may feel appropriate, and in the meantime sends you best regards,

D. Javier Gaspar Pardo de Andrade
Secretary-Director of TELE PIZZA, S.A.

GENERAL ASSEMBLY OF BONDHOLDERS OF THE 1ST ISSUE OF CONVERTIBLE AND/OR EXCHANGEABLE BONDS IN TELEPIZZA S.A. 2004 SHARES

The Bondholders' Trustee of the 1st issue of convertible and/or exchangeable bonds in Telepizza S.A. 2004 shares, at request of the bondholders that represent more than one twentieth of the unamortisized nominal amount of the issue, in compliance with articles 8 and 9 of the union rules of the syndicate and with the planned in articles 298 and 299 of the Law of Public Limited Companies, has agreed upon holding the General Assembly of Bondholders the 15th of October of 2005 at 9:00 in San Sebastián de los Reyes (Madrid), c/ Isla Graciosa nº 7, in order to deliberate and resolve on the following:

ORDER OF THE DAY

First.- Test and approval, if needed, of the agreement related to the proposition of modification of the issue conditions to be submitted to the consideration of the issuing company consisting in the inclusion of one new period of conversion and/or exchange of the Bonds corresponding to the 1st Issue of Convertible and/or Exchangeable Bonds in Telepizza S.A. 2004 shares between the first and the last business day of the month of December 2005.

Second.- Request and questions.

Third.- Lecture and approval, if needed, of the Assembly's report.

INFORMATION RIGHT

Counting from the publication of the present notice of meeting the Bondholders can examine the text of the proposition of the agreement to adopt in relation with the First Point of the Order of the Day, and can request the free delivery or mail of the mentioned document in the Telepizza S.A. headquarters that are in San Sebastián de los Reyes (Madrid), c/Isla Graciosa, nº7, as well as in the web page of the company.

RIGHT TO ASSIST

The Right to assist to the General Assembly or delegate a vote from bondholders of the 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A. 2004 shares is limited to those bondholders that have been registered in the accounting registrations of account entries of the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR)* or in any of the entities ascribed to it at least five days before the celebration of the Assembly. This will be accredited by Assembly assistance cards that will be given out by the entities holding the securities or ascribed to the mentioned company, in which the number of bonds entitled upon will be indicated.

The bondholders that do not assist to the Assembly will be able to be represented in it by means of another person that assists as a bondholder, always in compliance with the formalities and requisites required by the Law and Regulation of the Bondholders' syndicate.

In Madrid, 27 of September 2005.

D. Joaquín Vázquez Terry
(Bondholders' trustee of the Bondholders' Syndicate of the 1st Issue of Convertible and/or Exchangeable Bonds into Tele Pizza, S.A. 2004 Shares)

PROPOSITION OF AGREEMENT IN RELATION WITH THE 1ST POINT OF THE ORDER OF THE DAY OF THE ASSEMBLY OF BONDHOLDERS OF THE 1ST ISSUE OF CONVERTIBLE AND /OR EXCHANGEABLE BONDS INTO TELEPIZZA S.A., 2004 SHARES.

Bondholders that represent more than one twentieth of the unamortisized nominal amount of the Issue, in accordance with article 8 of the Union Rules of the Syndicate of the 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares, propose to the Bondholders Assembly that will take place the 15th of October 2005, at 09:00 a.m., the approval of the next text in relation with the 1st Point of the Order of the Day:

First.- Test and approval, if needed, of the agreement related to the proposition of modification of the issue conditions to be submitted to the consideration of the issuing company consisting in the inclusion of one new period of conversion and/or exchange of the Bonds corresponding to the 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A. 2004 Shares between the first and the last business day of the month of December 2005.

It has been agreed upon to propose to Telepizza, S.A., the modification of the Issue conditions that include the concession of a new period of conversion and/or exchange of the Bonds of the Company, in relation with the 1st Issue of Convertible and/or Exchangeable Bonds into Telepizza S.A., 2004 Shares, that has been approved by the mentioned Council in its meeting of the 17th of March 2004.

Specifically, it has been proposed to add to the conversion periods established in the current conditions of the Issue a new period, in a way that permits the holders of the Bonds to request the mentioned conversion and/or exchange before the 1st conversion period that initially had been established for the month of February 2007, being the rest of the conditions established, maintained in their original terms.

It has been considered that the modification proposed is in advantage in terms of interest and benefits to both the company and the whole of the Bondholders.

From the company's perspective, there is the belief that the inclusion of this new period of conversion and/or exchange and the amortizations of Bonds by conversion or exchange that may take place, will report numerous advantages, for it would fortify the company's own funds in a double way, because it would reduce its financial expenses by eliminating the financial cost related to the bonds issue and, in another way, it would increase the own funds of the company when it is decided to attend the conversion and/or extension requests by means of the issuing of new shares. Furthermore, the solvency and borrowing power of the Company would be strengthened, enabling the access to new sources of finance towards eventual investment projects. Finally, it is pertinent to state that the majority of reports from analysis firms have already included the effect of the conversion in the price of the share of the company.

With respect to the Bondholders, the proposition that is presented for their approval is also positive for by enabling a new period of Bond conversion and/or exchange into the company's shares they are being granted a broader flexibility in order to exercise their conversion and/or exchange option taking into consideration the conditions and perspectives of the bond market and equities market, their eventual needs of cash (for the shares of the issuing company have a greater liquidity than the Bonds), or other considerations.

With the above stated, the adoption of an agreement consistent in proposing to the issuing company, Telepizza S.A., the modification of the terms of Issue, by means of the inclusion of a new period of conversion and/or exchange that would have to be before the 1st period of conversion initially proposed, and that is proposed, initially, in between the first and last business day of December 2005, will be submitted to the consideration and approval of the Bondholders Assembly. The rest of the terms proposed in the original conditions of the Issue for the ordinary periods of conversion of the Bonds, without prejudice to any other

Avenida Isla Graciosa 7
Parque empresarial La Marina
San Sebastián de los Reyes
28700 Madrid
T+34 91 657 6200

Telepizza S.A. Inscrita en el Registro Mercantil de Madrid, inscripción 1ª, hoja nº 81.671-2, folio 9, tomo 8.688 de la sección 3ª del libro de sociedades.
CIF A-78849676

terms of conditions that the issuing company may consider necessary to establish, would be applicable to the new proposed conversion period.

The proposed agreement will be submitted to the suspenseful condition that is the approval from Telepizza S.A. of the corresponding agreement of modification of the terms of the Issue.

It is proposed, as well, that the Bondholders Assembly authorizes the Bondholder's Trustee of the Bondholders Syndicate to carry out and grant as many acts or public or private documents necessary to be executed, formalized, and, in general, make effective the referred agreement, including the approval, in representation of the Bondholders Syndicate, of any other terms, periods and/or conditions that in relation exclusively with the new period of conversion and/or exchange of the Bonds, could be agreed upon, if needed, by the issuing company while adopting the corresponding modification agreement of the conditions of the Issue, being able to appear in representation of the Bondholders Syndicate in the public deed in which the modification of the conditions of the Issue are constituted, until its inscription in the Companies Registration Office, granting, as well, as many acts or public or private documents that may be necessary to complement or rectify any of the original ones in order to adapt these agreements to the assessment of the Registrar of the Companies Registration Office.

Madrid, 27 of September 2005.

D. Joaquín Vázquez Terry
(Bondholders' trustee of the Bondholders' Syndicate of the 1st Issue of Convertible and/or Exchangeable Bonds into Tele Pizza, S.A. 2004 Shares)